EXHIBIT 12

SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)


                                                                   Year Ended December 31,
                                              1990        1991        1992        1993           1994        1995


EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

Income before interest expense (1)       $  1,289,320 $ 1,172,285 $ 1,190,051 $ 1,127,275 $ 1,081,800 $ 1,143,477
Add:
  Taxes on income (2)                         489,148     412,922     443,548     408,033     452,091     509,632
  Rentals (3)                                   8,840       7,539       4,460       3,463       3,512       4,018
  Allocable portion of interest
   on long-term Contracts for
   the purchase of power (4)                   10,600       1,925       1,908       1,890       1,870       1,848
  Spent nuclear fuel interest (6)               1,994       1,683       1,339         487          68           -
  Amortization of previously capitalized
   fixed charges                               33,910      31,149      22,344       4,878       2,271       1,185
Total earnings before income
  taxes and fixed charges (A)            $  1,833,812 $ 1,627,503 $ 1,663,650 $ 1,546,026 $ 1,541,612 $ 1,660,160




FIXED CHARGES:
  Interest and amortization              $    552,567 $   542,732 $   517,142 $   449,230 $   443,219 $   463,786
  Rentals (3)                                   8,840       7,539       4,460       3,463       3,512       4,018
  Capitalized fixed charges -
   nuclear fuel (5)                             5,261       2,654         873         978         254       1,531
  Allocable portion of interest on
   long-term contracts for
   the purchase of power (4)                   10,600       1,925       1,908       1,890       1,870       1,848
  Spent nuclear fuel interest (6)               1,994       1,683       1,339         487          68           -
Total fixed charges (B)                  $    579,262 $   556,533 $   525,722 $   456,048 $   448,923 $   471,183


RATIO OF EARNINGS TO
  FIXED CHARGES (A) / (B):                       3.17        2.92        3.16        3.39        3.43        3.52





(1) Includes allowance for funds used during construction and accrual of unbilled revenue.
(2) Includes allocation of federal income and state franchise taxes to other income.
(3) Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
(4) Allocable portion of interest included in annual minimum debt service requirement of supplier.
(5) Includes fixed charges associated with Nuclear Fuel.
(6) Represents interest on spent nuclear fuel disposal obligation.